UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . .14.5

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

Rudolf Christopher Hoehn-Saric
c/o Fund Management Services, LLC
6225 Smith Avenue
Suite 210
Baltimore, Maryland  21209
(443) 703-1700

Copy to:

Herbert S. Wander, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

Explanatory Notes: This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Rudolf Christopher Hoehn-Saric and the other reporting persons (collectively, the “Reporting Persons”) identified in the Schedule 13D filed on October 2, 2006 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common stock, par value $0.01 per share (the “Educate Common Stock”), of Educate, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction

The disclosure in Item 4 is hereby supplemented by adding the following after the last paragraph thereof:

In connection with discussions regarding the Proposal, the Issuer, Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P. entered into a letter agreement dated as of October 3, 2006 (the “Confidentiality Agreement”), restricting the disclosure of certain confidential information relating to the Issuer and its business, the transactions contemplated by the Proposal and status of negotiations regarding those transactions.  Subject to certain limited exceptions specified therein, the Confidentiality Agreement restricts, among other things, for a period of one (1) year following the date thereof, Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P. and their respective affiliates from (i) acquiring any securities of the Issuer, (ii) seeking or proposing any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transaction involving the Issuer, (iii) soliciting any proxies with respect to any securities of the Issuer, (iv) forming any “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (v) otherwise acting, alone or in concert with others, to seek to control or influence the management or the Board of Directors of the Issuer, (vi) having any discussions, entering into any arrangements, or making any investment in connection with any of the foregoing, or (vii) making any public announcement regarding any of the foregoing.  A copy of the Confidentiality Agreement is being filed herewith as Exhibit 7.01.

On October 4, 2006, Citigroup Private Equity entered into a joinder to the Confidentiality Agreement (the “Joinder”) whereby Citigroup Private Equity became subject to the terms and conditions of the Confidentiality Agreement.  A copy of the Joinder is being filed herewith as Exhibit 7.02.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Confidentiality Agreement and the Joinder, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and supplemented to add transactions in the Common Stock which, to the best knowledge of Citigroup Capital Partners II 2006 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc. and Citigroup Inc. (collectively, the “Citigroup Entities”), have been effected during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers).

Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup Inc., engaged in open market transactions which are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P)/ Sale (S)	Date	Quantity	Low	High
Common Stock	P	7/24/2006	500	$6.9700	$7.0000
Common Stock	P	7/25/2006	2,200	$6.9582	$6.9582
Common Stock	S	7/25/2006	3,300	$6.9500	$6.9600
Common Stock	P	7/28/2006	5,800	$5.3500	$5.6000
Common Stock	S	7/28/2006	1,400	$5.3500	$5.6100
Common Stock	P	8/1/2006	518	$6.0100	$6.0400
Common Stock	S	8/1/2006	418	$6.0300	$6.0600
Common Stock	P	8/2/2006	200	$6.0500	$6.0500
Common Stock	P	8/4/2006	2,090	$6.1100	$6.2200
Common Stock	P	8/7/2006	100	$6.3600	$6.3600
Common Stock	P	8/9/2006	26	$6.1600	$6.1600
Common Stock	P	8/10/2006	1,000	$6.1500	$6.1500
Common Stock	S	8/10/2006	1,000	$6.1600	$6.2000
Common Stock	P	8/11/2006	9,773	$5.9200	$6.0000
Common Stock	S	8/11/2006	8,953	$5.9438	$6.0000
Common Stock	P	8/14/2006	1,840	$6.0900	$6.2200
Common Stock	S	8/14/2006	1,910	$6.1900	$6.2400
Common Stock	P	8/16/2006	438	$6.5700	$6.6800
Common Stock	S	8/16/2006	238	$6.5700	$6.6800
Common Stock	P	8/17/2006	1,200	$6.6000	$6.8900
Common Stock	S	8/17/2006	1,200	$6.5300	$6.9300
Common Stock	P	8/18/2006	200	$6.7200	$6.9100
Common Stock	S	8/18/2006	100	$6.7700	$6.7700
Common Stock	P	8/21/2006	600	$6.8000	$6.8000
Common Stock	P	8/22/2006	2,700	$6.6507	$6.6507
Common Stock	S	8/22/2006	2,000	$6.5800	$6.5900
Common Stock	P	8/23/2006	18	$6.7300	$6.7300
Common Stock	S	8/23/2006	18	$6.7300	$6.7300
Common Stock	P	8/28/2006	1,500	$6.4600	$6.4600
Common Stock	S	8/28/2006	1,500	$6.4300	$6.4600
Common Stock	P	8/29/2006	1,708	$6.4200	$6.4200
Common Stock	S	8/29/2006	859	$6.4200	$6.4200
Common Stock	P	8/30/2006	10,082	$6.4530	$6.5150
Common Stock	S	8/30/2006	2,072	$6.3600	$6.5300
Common Stock	P	8/31/2006	100	$6.9300	$6.9300
Common Stock	S	8/31/2006	100	$6.8200	$6.8200
Common Stock	P	9/1/2006	200	$6.5600	$6.6000
Common Stock	S	9/1/2006	100	$6.6000	$6.6000
Common Stock	P	9/8/2006	800	$6.3500	$6.4300
Common Stock	P	9/11/2006	5,795	$6.2300	$6.4400
Common Stock	S	9/11/2006	5,600	$6.2900	$6.4500
Common Stock	P	9/12/2006	500	$6.6600	$6.7400
Common Stock	S	9/12/2006	100	$6.7700	$6.7700
Common Stock	P	9/13/2006	600	$6.9000	$6.9100
Common Stock	S	9/13/2006	300	$6.9000	$6.9100
Common Stock	P	9/14/2006	25	$6.8100	$6.8100
Common Stock	S	9/14/2006	25	$6.8100	$6.8100
Common Stock	P	9/19/2006	3,347	$6.6124	$6.6124
Common Stock	P	9/20/2006	3,465	$6.7000	$6.7035
Common Stock	S	9/20/2006	235	$6.7000	$6.7000
Common Stock	P	9/21/2006	11,323	$6.8948	$7.1500
Common Stock	P	9/22/2006	2,328	$7.0700	$7.1512
Common Stock	S	9/22/2006	1,028	$7.0700	$7.1400
Common Stock	P	9/25/2006	5,600	$8.0400	$8.4500
Common Stock	S	9/25/2006	4,000	$8.1400	$8.3300
Common Stock	P	9/26/2006	100	$8.1500	$8.1500
Common Stock	P	9/27/2006	500	$8.1000	$8.1000
Common Stock	S	9/27/2006	500	$8.0900	$8.1000
Common Stock	P	9/28/2006	152,400	$8.0500	$8.1000
Common Stock	S	9/28/2006	76,200	$8.0780	$8.0780
Common Stock	P	9/29/2006	2,185	$7.9800	$8.0000
Common Stock	S	9/29/2006	1,020	$8.0000	$8.0100

The Citigroup Entities agrees to furnish or make available to the Commission, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of this Item 5(c) with respect to the Citigroup Entities and any supporting material or documents necessary to verify the accuracy of such information.

Other than the foregoing transactions, and as otherwise described in Item 4, neither the Citigroup Entities, nor, to the best knowledge of the Citigroup Entities, any of the Persons named in Schedule I, have effected a transaction in the Company's securities during the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5(d) is incorporated by reference in its entirety into this Item 6.

Item 7.    Material to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.01.	Confidentiality Agreement by and among the Issuer, Sterling Capital Partners, L.P. and Sterling Capital Partners II, L.P., dated as of October 3, 2006.

Exhibit 7.02.	Joinder to Confidentiality Agreement by Citigroup Private Equity, dated as of October 4, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

*
Rudolf Christopher Hoehn-Saric

*
Peter J. Cohen

*
Christopher Paucek

*
Steven M. Taslitz

*
Eric D. Becker

*
Merrick M. Elfman

*  Tom D. Wippman, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

/s/ Tom D. Wippman
Tom D. Wippman

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

Sterling Capital Partners, L.P.
By: SC Partners, L.P., its general partner
By: Sterling Capital Partners, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

SC Partners, L.P.
By: Sterling Capital Partners, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

Sterling Capital Partners, LLC

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

Sterling Capital Partners II, L.P.
By: SC Partners, L.P., its general partner
By: Sterling Capital Partners II, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

SC Partners II, L.P.
By: Sterling Capital Partners II, LLC, its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11	, 2006

Sterling Capital Partners II, LLC

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Capital Partners II 2006 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Private Equity LP
	By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 11, 2006

Citigroup Inc.

By:	/s/ Ali L. Karshan
Name:	Ali L. Karshan
Title:	Assistant Secretary